News Release

Sun Life Financial

Sun Life Financial announces offering of Subordinated Unsecured Debentures

TORONTO, ON – (September 13, 2016) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") announced today that it intends to issue in Canada up to $1,000,000,000 principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028 (the "Debentures"). The offering is expected to close on September 19, 2016. The net proceeds will be used for general corporate purposes of Sun Life Financial, which may include investments in subsidiaries and repayment of indebtedness.

Details of the offering will be set out in a pricing supplement that Sun Life intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated April 8, 2015, all of which are or will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The Debentures will be sold on a best efforts agency basis by a syndicate led by BMO Capital Markets, RBC Capital Markets and Scotiabank, as co-leads. The proceeds from this offering are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com